Larry Spirgel

United States Securities and Exchange Commission

May 12, 2015

SYDYS Corporation

7 Orchard Lane

Lebanon, NJ 08833

May 12, 2015

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:  SYDYS Corporation

Amendment No. 1 to Form 8-K

Filed April 17, 2015

File No. 000-51727

Dear Mr. Spirgel:

SYDYS Corporation  (“SYDYS”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 24, 2015, regarding our Form 8-K\A (the “Form 8-K\A”) originally filed on April 17, 2015. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.

You state on page 10 that you currently derive revenues from the sale of media inventory from your owned and operated websites and RTB exchanges. Also we note that you create original content targeted toward various markets and for your own and operated websites. Tell us what those websites addresses are. Describe the nature of your RTB exchange seats and how you derive revenues from the sale of media inventory. It is unclear to us whether you own the websites and RTB exchanges or they are your customers’ websites or a third party.

We respectfully advise the Staff that as of December 31, 2014 we own and operated over two dozen websites in the health, sports and business segments.  The website address are insidemyhealth.com, insidetotalhealth.com, insidemyweightloss.com, insidesmartbusiness.com, insideentrepreneurs.com, insideworldsports.com, insideglobalsports.com, insidementalhealth.com, insidecelebritygossip.com and others.

Each of these websites contain original content articles written by contract writers, a video player which contains original content produced by the Company and advertising space in the form of banner ad placements and video advertisements which play through the video player prior to the delivery of the original video content.

Larry Spirgel

United States Securities and Exchange Commission

May 12, 2015

Advertising displayed, both banner and video, on the Company websites are managed to yield the highest compensation rate back to the Company.

2.

Tell us about the type of customers you have for each source of revenues.

We respectfully advise the Staff that the financial statements show banner ad revenue is generated from Ad Banner Networks and Video Ad Networks.

3.

You state throughout the document that you create original content. Tell us what type of original content you create. We note that in your responses to comments nine and twelve you indicate that you purchase editorial content and video production and take title to virtual inventory content. Who supplies you with the virtual inventory?

We respectfully advise the Staff that the Company contracts with an India based content writing group which produces up to several original articles a day for the Company. These articles are edited by the Company to be appropriate for use on multiple websites the Company publishes (for example, an article on “Reducing Sugar in Diet” can be used in insidemyweightloss.com, insidetotalhealth.com and insidemyhelath.com). The Company also produces original video content utilizing a variety of domestic video contractors to produce short topical content videos appropriate for use on multiple websites the Company publishes. In rare instances, the company produces specific content or takes content generated by an advertiser (which is referred to within the online advertising industry as “Native Content”) and places it onto Company websites for a fee.

4.

Tell us your relationship with the website publishers that you refer to in your discussion of cost of revenue on page 10.

We respectfully advise the Staff that the Company owns websites and currently does not maintain relationships with website publishers outside of the Company’s owned and operated websites.

5.

Refer to your response to comment five. You state that “the Company delivers hosted solutions to our customer base utilizing each customer’s individual website and hosted exchange through the clients’ secure web-based database. We work with our customers technical providers to add our marketing solutions to their product offerings.” It appears that you have a platform to deliver your hosted solutions. Please tell us your revenue recognition accounting policy for this source of revenue.

We respectfully advise the Staff that the Company delivers hosted solutions in the form of the Company’s owned and operated websites, video players within the Company’s owned and operated websites and ad serving utilizing cloud based virtual servers and

Larry Spirgel

United States Securities and Exchange Commission

May 12, 2015

open source ad delivery software to deliver to our customer’s ad inventory available for sale.

Recent Sales of Unregistered Securities

6.

We note your response to comment 11 of our prior letter. Please revise the disclosure in your filing to include the names of the persons or identify the class of persons to whom securities were sold.

We respectfully advise the Staff that we have updated our disclosure in the 8-K/A to include the disclosure to include the names of the persons or the class of persons to whom securities were sold.

Financial statements of OverAdMedia

Note 2 Summary of significant accounting policies

Revenue recognition

7.

Your revenue recognition accounting policy appears inconsistent with the description of your business throughout your document. Please revise to address your accounting policy for each revenue source. Please revise your disclosures here and on page 9 accordingly.

We respectfully advise the Staff that we have updated the MD&A to conform the revenue recognition disclosures to those of our policy included in our financial statements.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact our counsel, Elliot Taylor, Esq. at (801) 870-5134.

Very truly yours,

SYDYS CORPORATION

By: /s/ Michael Warsinske

Name: Michael Warsinske

Title: Chief Executive Officer

cc:

Elliott Taylor, Esq.

      Taylor & Associates, Inc.